UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Duos Technologies Group, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
266042407
Cusip Number

Norman H. Pessin
Sandra F. Pessin
Brian L. Pessin
400 E. 51st Street, PH 31
New York, NY 10022
917-887-1982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d –1(f) or 240.13d – 1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266042407
Schedule 13D/A
1	NAMES OF REPORTING PERSONS
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
57,972

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
57,972

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,972

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 266042407
Schedule 13D/A
1	NAMES OF REPORTING PERSONS
Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
766,157

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
766,157

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
766,157

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Excludes 851 shares of Common Stock underlying a portion of the Series B Preferred Stock owned by Sandra F. Pessin due to a 9.99% beneficial ownership limitation with respect to Common Stock owned by Sandra F. Pessin, affiliates of Sandra F. Pessin or members of a Group with Sandra F. Pessin.

CUSIP No. 266042407
Schedule 13D/A
1	NAMES OF REPORTING PERSONS
Brian L. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
160,911

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
160,911

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,911

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 266042407
Schedule 13D/A
Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D amends the Schedule 13D, dated March 28,  2019, as previously amended by Amendments No. 1, No. 2 and No. 3 to Schedule 13D, with respect to the common stock, $0.001 par value (the “Common Stock” or the “Shares”), of Duos Technologies Group, Inc. (the “Issuer”), filed by Norman H. Pessin, Sandra F. Pessin and Brian L. Pessin  Except as expressly amended below, the Schedule 13D, March 28,  2019, as previously amended, remains in effect

Item 2.	Identity and Background

This Amendment No. 4 to Schedule 13D is being filed by and for Norman H. Pessin, Sandra F. Pessin, and Brian L. Pessin (each a “Reporting Person”).  The address of each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		400 E. 51st Street, PH 31
		New York, NY 10022
	2)	Sandra F. Pessin
		400 E. 51st Street, PH 31
		New York, NY 10022
	3)	Brian L. Pessin
		65 E. 76th Street
		Apartment 3DE
		New York, NY 10021

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership percentages in this Amendment No. 4 are based on 6,081,033 shares of Common Stock of the Issuer outstanding on February 7, 2022.

Norman H. Pessin owns 57,972 shares of Common Stock of the Issuer, constituting 1.0% of the outstanding shares thereof.  Sandra F. Pessin owns 766,157 shares of Common Stock of the Issuer, constituting 12.6% of the outstanding shares thereof.  Brian L. Pessin owns 160,911 shares of Common Stock of the Issuer, constituting 2.6% of the outstanding shares thereof.

CUSIP No. 266042407
Schedule 13D/A
Norman H. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Sandra F. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly. Brian L. Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in a registered direct offering.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

February 7, 2022

CUSIP No. 266042407
Schedule 13D/A
Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Bought	Price Per Share ($)	Date of Purchase

	Sandra F. Pessin

300,000	4.00	02/04/2021